Exhibit (d)(6)
Strictly Private & Confidential
Mr. Joe Carlin
Argon ST, Inc
12701 Fair Lakes Circle, Suite 800
Fairfax, WA 22033
July 1, 2010
Dear Mr. Carlin
As part of the acquisition by Boeing of Argon ST, Inc. (Argon), both Boeing and Argon have identified you as a valuable member of the team whose continued employment is essential to maintaining a healthy business and achieving our goals. Accordingly, Boeing has agreed to offer you an incentive agreement (“Agreement”) which will provide you strong financial incentive for continuing your valuable service. I am writing to set out the terms upon which Boeing or any of its subsidiaries or affiliates (collectively referred to herein as “Boeing”) will make incentive bonus payments to you and adjust your employment on the Closing Date (as defined below).
1. Your position with Boeing will be Vice President, Information Dominance. You will be an Executive Level 3. Your starting salary will be $288,184 annually. You will be eligible for other opportunities available to Boeing Executives at your level.
2. Subject to satisfaction of all of the conditions described in the remainder of this Agreement, you will be eligible to receive a total “Incentive Bonus” payment of an amount equal to $576,368, which shall be payable as follows:
Performance Incentive Payment You are eligible for the full Incentive Bonus (the “Performance Incentive Payment”) and you will be entitled to receive payment as follows:
i.	If the business confirms that you meet the performance goals set by your manager for the first year after the Closing Date, twenty-five percent (25%) of the Performance Incentive Payment will vest twelve (12) months after the Closing Date, and will be paid within 60 days thereafter.

ii.	If the business confirms that you meet the performance goals set by your manager for the second year after the Closing Date, the remaining seventy-five (75%) of the Performance Incentive Payment will vest twenty four (24) months after the Closing Date, and will be paid within 60 days thereafter.
The Performance Incentive Payments will be subject to standard withholdings and deductions.
3. This Agreement shall become effective only upon the date that the transactions contemplated by the Agreement and Plan of Merger are consummated (the “Closing Date”).
4. You continue to perform satisfactorily in your assignment during the Incentive Period as set forth in Section 2, including not being subject to any formal warnings or disciplinary procedures in respect of conduct or performance at any point during the Incentive Period as determined by Boeing; provided that, similar warnings or disciplinary procedures have previously resulted in termination of employment in accordance with Boeing disciplinary policies and procedures.
5. You maintain all information relating to this Agreement in confidence, except for members of your immediate family, your Human Resources Director, and your legal or financial professional advisors (all of whom shall be instructed by you to maintain the confidentiality of the provisions of this Agreement) and except when compelled by law.
6. You have not taken and will not take any action that Boeing reasonably determines is adverse or known to be potentially adverse to Boeing or Argon.
7. You successfully complete to Boeing’s satisfaction any required background queries or investigations as determined by Boeing and maintain any security clearances or access requirements to allow you to continue in your role.
8. In consideration of the benefits Boeing has agreed to provide you under this Agreement, subject to the conditions described above, you agree to the following:
A.	Non-solicitation/No-Hire of Employees. For a period until the later of (i) two years following the Closing Date or (ii) one (1) year after you cease to be an employee or consultant for Boeing (but no later than five (5) years after the Closing Date), (the “Restricted Period”), you shall not, directly or indirectly, whether as principal, agent, owner, employee, stockholder, partner, member, manager, independent contractor, advisor, consultant or in any other capacity, (i) employ or retain any person who is as of the Closing Date, or was, during the six (6) month period prior to the Closing Date, an employee of Boeing or otherwise employed or engaged by Boeing; (ii) solicit for employment or retention, knowingly assist in solicitation for employment or retention of, or otherwise seek to influence or induce to leave the employment or service of Boeing, any person who is, as of the Closing Date, or was, during the six (6) month period prior to the Closing Date, employed or otherwise engaged by Boeing; or (iii) solicit for employment or retention, knowingly assist in solicitation for employment or retention of, or otherwise seek to influence or induce to leave the employment or service of Boeing, any person who is with Boeing. The restrictions in subparagraphs (ii) and (iii) shall not apply to general solicitations of employment in the media or internet.

B.	Non-Disturbance. For the Restricted Period, you shall not, directly or indirectly, whether as principal, agent, owner, employee, stockholder, partner, member, manager, independent contractor, advisor, consultant or in any other capacity, communicate with, seek to influence, terminate, modify, alter or interfere with any existing relationship of Boeing with any landlord, supplier, creditor, consultant, distributor, customer, vendor or Governmental Entity, in any case, in any manner adverse to Boeing, known by you to be potentially adverse to Boeing, or matters you should have reasonably known would be adverse to Boeing.

C.	Non-Competition. For the Restricted Period, you shall not, directly or indirectly, whether as principal, agent, owner, employee, stockholder, partner, member, investor, manager, independent contractor, advisor, consultant or in any other capacity engage in the design and/or development of hardware and/or software for terrestrial, sea (surface or subsurface) or space application for the purpose of providing signal processing or analysis, radio frequency, wave propagation analysis, direction finding, geo-location, precision navigation and timing, interference or co-channel mitigation similar to the business engaged in by Argon or its subsidiaries. Because engaging in the Competitive Business competes with Boeing regardless of where the work is performed, this provision applies in any geographic location, worldwide, where the Competitive Business can be performed, provided that, it will not be a violation of this Section 8.C if you have a financial interest of less than five percent (5%) of the stock, assets, or other interests of a competitor, or less than ten percent (10%) of your net assets.

D.	Confidentiality Agreement. You will execute and comply with the provisions of Boeing’s Assigned Personnel Intellectual Property and Confidentiality Agreement (Attachment A).

E.	Code of Conduct. You will execute and comply with the provisions of The Boeing Company Code of Conduct (Attachment B).

F.	Non-Disparagement. You agree that you shall not make any oral or written statement that disparages or places the business of Argon, Boeing or any of their respective affiliates, in a false or negative light, except in connection with a Proceeding asserting a legal right in a court of law.

G.	Extension of Restricted Period. Notwithstanding anything to the contrary contained herein, the Restricted Period shall be extended for a period equal to any time that you are in violation of the applicable provisions of Sections 8.A through F, above.

H.	Irreparable Harm. You acknowledge that (i) compliance with Sections 8.A through F above is necessary to preserve and protect the proprietary rights, Confidential Information, inventions, business relationship and goodwill of Boeing as a going concern; (ii) any failure by you to comply with the provisions of Sections 8.A through F will result in irreparable and continuing injury for which there will be no adequate remedy at law; and (iii) in the event that you fail to comply, Boeing shall be entitled, in addition to such other relief as may be proper, to all types of equitable relief (including, but not limited to the issuance of temporary and permanent injunctive relief) as may be necessary to cause you to comply with Sections 8.A through F above, to restore to Boeing its property, and to make Boeing whole, all consistent with the terms of this Incentive Agreement.
9. Effect of Termination or Resignation. If your employment with Boeing terminates for any reason prior to the completion of the Incentive Period, including any applicable extension, you will not be entitled to any portion of the Incentive Bonus. Notwithstanding the foregoing, in the event of your death, long term disability, or involuntary layoff prior to the completion of the Incentive Period, you shall be entitled to a pro rata portion of the Individual Incentive Bonus described in Section 2 above. The pro rata payment will be paid within sixty (60) days following the date of your death, long term disability, or involuntary layoff, subject to any standard withholdings or deductions. “Long term disability” shall be determined according to the terms of the long term disability plan covering you at the time you cease to be on the active payroll of Boeing.
10. Payment. Assuming the satisfactory completion of all the conditions set out in this Agreement, the Incentive Bonuses set forth in Section 2 will be earned as of the end of the appropriate Incentive Periods in Section 2, and will be paid entirely in cash within sixty (60) days after coming due by the terms of this Agreement. The following deductions will be made from the Incentive Bonus: applicable federal, state and local taxes, FICA, SDI, any other withholdings required by law, and any amounts owed by you to Boeing, consistent with applicable law. Credit union deductions and other voluntary withholdings will not be deducted from the Incentive Bonus. The Incentive Bonus will be used for purposes of calculating any other forms of compensation, including compensation for purposes of retirement and savings plans, only if and to the extent the plans governing those forms of compensation so provide. Similarly, employee deferrals and contributions to retirement and savings plans will be deducted from the Incentive Bonus only to the extent the retirement and/or savings plans in which you participate at the time of payment specifically so provide.
11. Application of Limit. In the event that any amount or benefit paid or payable, or distributed or distributable, to you pursuant to this Agreement, taken together with any amounts or benefits otherwise paid or payable, or distributed or distributable, to you by Boeing or Argon, or its or their predecessors or successors, (collectively, the “Covered Payments”) would be subject to the tax (the “Excise Tax”) imposed under Section 4999 of the Internal Revenue Code of 1986 (the “Code”) (or any similar tax that may hereafter be imposed), the following provisions of this Agreement shall apply to determine the amounts payable to you pursuant to this Agreement:
Imposition of Payment Cap. The amounts paid or payable, or distributed or distributable, to you under this Agreement shall be reduced (but not below zero) to the maximum amount which may be paid hereunder without your becoming subject to the Excise Tax (such reduced payments to be referred to as the “Payment Cap”). In determining the “Payment Cap,” Boeing shall first reduce or eliminate any cash amounts paid or payable, or distributed or distributable, to you under this Agreement and shall then reduce any non-cash amounts or benefits hereunder.
Application of Code Section 4999: All determinations required to be made under this Section 11 shall be made by independent certified public accountants or outside tax counsel selected by Boeing (the “Accountants”). All fees, costs and expenses of the Accountants shall be borne by Boeing.
12. Assignment. Boeing may assign this Agreement or any of its rights hereunder to any of its affiliates or subsidiaries. Except as otherwise specifically provided in the preceding paragraphs, the Incentive Bonus is not subject to assignment or alienation by you, and any attempt to subject it to such a process will be void.
13. Forfeiture. If you materially violate any of the restrictive covenants specified in Section 8, Subsections A—F above, as reasonably determined by Boeing, you acknowledge and agree that you forfeit eligibility for and must return to Boeing all of the Incentive Bonus payments you have received pursuant to Section 2 of this Agreement, and further agree that you shall immediately relinquish the right to any and all unpaid future Incentive Bonuses.
14. At-Will Employment. This Agreement does not create any express or implied promise of employment between you and Boeing or any of its subsidiaries, or affiliates, for any fixed period of time. Your entering into this Agreement does not confer upon you any right to continue in the employ of Boeing, or any of its subsidiaries or affiliates, for a specific duration of time nor does it in any way modify your at-will employment status with Boeing.
15. Choice of Law: This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Virginia, without regard to the choice of law provisions thereof. Any proceeding arising out of or relating to this Agreement shall be adjudicated in the Commonwealth of Virginia. The parties expressly consent to personal jurisdiction in the Commonwealth of Virginia for all purposes related to this Agreement. This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement among the parties to waive any objections to jurisdiction, venue or convenience of forum.

This Agreement is prepared under the authority of The Boeing Company 2004 Variable Compensation Plan and is subject to its terms. Its terms will be administered on behalf of Boeing by the Director, Human Resources, Network and Space Systems (or other designee of the Vice President, Human Resources, Boeing Defense, Space and Security). This Agreement has been approved by the chief human resources officer of Boeing or his/her delegate. Payments made pursuant to this Agreement will be reported to the Corporate Compensation Department of Boeing when and as that department requests. You acknowledge and agree that Boeing has offered you compensation (including base salary and incentives and bonus opportunity, but excluding equity based compensation) and benefits (including paid time off, 401(k), health care and severance) materially not less favorable in the aggregate than the compensation and benefits you are receiving on the date of this Agreement and that you will be receiving immediately prior to the Closing Date of the acquisition, and further acknowledge and agree that, during the Incentive Period, any changes to any benefit plans that affect the benefits of employees as a whole will not cause such compensation and benefits to be materially less favorable when taken as a whole with the Incentive Bonus payable hereunder.
This Agreement constitutes the entire agreement by Boeing and you with respect to the subject matter hereof, and supersedes any and all prior agreements or understandings between Boeing, Argon and you with respect to the subject matter hereof, whether written or oral. This Agreement specifically supersedes and terminates any and all prior employment and/or severance agreements Agreements that exist between you and Boeing and Argon. This Agreement may be amended or modified only by a written instrument executed by you and Boeing.
I am excited to have you as part of the team and look forward to working with you as we build and grow our business. Please sign and date the enclosed copy of this Agreement and return it to me, to finalize your agreement to these terms, and we will begin our work together.

Yours sincerely,
/s/ Sue Ellen Lindsey

I understand and accept the terms of this Agreement.

Signed	/s/ Joe Carlin	Dated	July 7, 2010

Joe Carlin

The Boeing Company

By	/s/ Sue Ellen Lindsey	Dated	July 7, 2010

Sue Ellen Lindsey
Director, Human Resources
Network and Space Systems